Exhibit 99.1

Identification of the subsidiary which acquired the security being reported on by the parent holding company.

Shire Human Genetic Therapies, Inc. is the direct beneficial owner of zero shares of Common Stock of the Issuer. Shire Human Genetic Therapies, Inc. is a direct wholly owned subsidiary of Takeda Pharmaceuticals U.S.A., Inc., which is a direct subsidiary of Takeda Pharmaceutical Company Limited (70.9%), Takeda Pharmaceuticals International AG (27.3%), and Shire Ireland Investment Ltd. (1.8%). Each of Shire Ireland Investment Ltd. and Takeda Pharmaceuticals International AG is a direct, wholly owned subsidiary of Takeda Pharmaceutical Company Limited. As reflected in this Amendment No. 1 to Schedule 13G, the Reporting Persons no longer beneficially own any shares of the Issuer’s Common Stock.